Metros Development Co., Ltd.

Tolerance Ginza Building 6F

3-9-7, Ginza, Chuo-ku

Tokyo 1040061, Japan

July 16, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Metros Development Co., Ltd. Request to Withdraw Registration Statement on Form F-1 (No. 333-274696)

Ladies and Gentlemen:

Metros Development Co., Ltd. (the “Company”) hereby requests, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), that, effective as of the date first set forth above, the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-274696), together with all amendments (including post-effective amendments) and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on September 26, 2023, declared effective by the Commission on February 23, 2024, and further amended by a post-effective amendment on July 2, 2024.

Pursuant to a conversation between the Commission and our outside legal counsel, the Commission has requested that the Company (i) withdraw the Registration Statement and (ii) file a new Registration Statement on Form F-1 (the “New Registration Statement”) relating to the Company’s contemplated initial public offering to increase the number of securities currently registered under the Registration Statement at this time. The Company desires to withdraw the Registration Statement and intends to file the New Registration Statement as requested by the Commission. The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements, including the New Registration Statement.

The Company confirms that no securities have been, or will be, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of this request to withdraw, please do not hesitate to contact Craig D. Linder, Esq, at Anthony, Linder & Cacomanolis, PLLC, the Company’s outside legal counsel, at (561) 514-0936.

Very truly yours,

METROS DEVELOPMENT CO., LTD.

By:	/s/ Yoshihiro Koshiba
Name:	Yoshihiro Koshiba
Title:	Chief Executive Officer

cc:	Catherine De Lorenzo / U.S. Securities and Exchange Commission Brigitte Lippmann / U.S. Securities and Exchange Commission Craig D. Linder, Esq. / Anthony, Linder & Cacomanolis, PLLC